20549-4561

February 17, 2006

James B. Parsons
Parsons Law Firm
2070 Skyline Tower, 10900 NE 4th Street
Bellevue, Washington 98004

Re: American Bonanza Resources Corp.
   Form SB-2, amendment number 2, filed February 13, 2006
   File Number 333-130286

Dear Mr. Parsons:

   We have reviewed your amended Form SB-2 and have the following comments. We have no further accounting comments at this time. Where indicated, we think you should revise this document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Here and at the bottom of page 14, please explain what you mean by the statement that you have no desire for the warrants to trade.

General Information, page 22

2.   At the first full paragraph on page 23, reconcile your statement that the information has been provided by management and the next sentence statement that you are relying upon Mr. Stephenson for the mining information in the filing.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Rebekah Moore 202-551-3463, Angela Connell, Senior Accountant at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax : James B. Parsons
        Fax number 425-451-8568